Ground Floor, 138 West Street Sandton, 2146, South Africa Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD LIMITED UPDATES
 INSOLVENCY PROCEEDINGS

April 29, 2013 – Great Basin Gold Limited (the “Company”) announces that its Hollister trial mining assets, mineral claims and ore processing operations in Nevada have been tentatively disposed of in an auction conducted pursuant to US Chapter 11 proceedings. The proceeds of Hollister sale were US$15 million plus a 15% net profits royalty payable to the bankrupt US subsidiaries’ estate to a maximum of $90 million over an up to nine year period. The tentative terms of sale of Hollister remain subject to negotiation of definitive closing documentation and the approval of the US Bankruptcy Court which will hear the matter May 2, 2013. Completion of the sale has been tentatively set for not later than May 17, subject to Bankruptcy Court approval, receipt of various permits and other customary closing conditions. Pursuant to the bid procedures that authorized the auction, the bidder that finished second in the process is bound to keep its back-up offer open for a period not to exceed the earlier of the closing of the winning bid at auction or a certain number of days. A copy of the asset purchase agreement governing the sale of the Hollister assets will be filed at www.sedar.com.

The Company understands that bids are being received by the Business Rescue Practitioner for the Burnstone Mine in South Africa pursuant to the business rescue insolvency proceedings in that country. The nature of these bids will be disclosed when the information is received by the Company.

The Company also announces that as a consequent upon the proceedings to dispose of the Company’s principal assets it will be unable to complete audit financial statements and related disclosure for the deadlines of April 30, 2013. The Company does not have sufficient visibility about its financial position at this time to be able to predict if it will be able complete an audit at any future time.

For additional information about Great Basin Gold Limited, please visit the Company’s website at www.grtbasin.com or contact info@grtbasin.com.